UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On October 6, 2014, Luxoft Holding, Inc (the “Company”) announced that it has completed its acquisition of Radius Inc. (“Radius”), a Washington corporation specializing in the Internet of Things (IoT) in delivering enterprise solutions across mobile, cloud, data and application programming interface technologies.

On October 3, 2014, Luxoft USA, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of the Company, entered into a Stock Purchase Agreement with the stockholders (collectively, the “Sellers”) of Radius.  The transaction closed on the same date.

Pursuant to the Stock Purchase Agreement, Purchaser has agreed, on the terms and subject to the conditions of the Stock Purchase Agreement, to purchase from the Sellers all of the issued and outstanding shares of common stock of Radius for an initial payment of $19.8 million, of which $7.92 million was paid at closing and the remaining amount is subject to certain adjustments based on specified adjusted EBITDA and revenue targets to be achieved by Radius for its 2014, 2015 and 2016 fiscal years. In the event that Radius achieves certain aggregate adjusted EBITDA targets for its 2014, 2015 and 2016 fiscal years, as specified in the Stock Purchase Agreement, Purchaser has agreed to pay the Sellers a final payment of up to $7.9 million, provided, however, that the total consideration for the acquisition shall not exceed $27.7 million.

The parties have agreed to customary indemnifications for breaches of representations, warranties or covenants made by the parties under the Stock Purchase Agreement. The indemnification for breaches of representations or warranties are capped at $100,000 plus an additional $100,000 for each one million U.S. dollars paid to the Sellers.

On October 6, 2014, the Company issued a press release titled “Luxoft Acquires Radius Inc., a Next Generation Technology Solution Provider Focused on IoT.”  A copy of the press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: October 6, 2014	By:	/s/ Dmitry Loschinin
Name: Dmitry Loschinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 6, 2014 titled “Luxoft Acquires Radius Inc., a Next Generation Technology Solution Provider Focused on IoT.”